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John Johnson · 3rd

Attorney at Law at the law office of John K. Johnson LLC

Salt Lake City, Utah · 227 connections · Contact info

the law office of John K. Johnson LLC

Experience

Attorney at Law
the law office of John K. Johnson LLC